UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment  No. 12)*
Cyanotech Corporation

(Name of Issuer)
Common Stock,
par value $0.02 per share
(Title of Class of Securities)
232437-301 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
February 15, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
No change.
Item 2.  Identity and Background.
No change.
 Item 3.  Source or Amount of Funds or Other Consideration.
No change.
Item 4.  Purpose of Transaction.
Meridian and the other Reporting Entities have previously made the following filings (the "Prior Filings"):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech's strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian's valuation model forecasts Cyanotech's retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian's May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board's renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholders cast votes for directors at annual meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF "group"
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, "parking" and Davis/RSF "group"
Amendment No. 8	October 18 2016	Davis and RSF "spiritual" alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and "group" at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis' attempt to side-step Section 4943 of the Internal Revenue Code by "parking" shares with RSF

The following provides an update on the litigation commenced in Federal district court against Michael Davis and the Rudolph Steiner Foundation and supplements the information provided in the Prior Filings.

Background

In May 2016, Meridian changed its filing status with respect to its investment in Cyanotech from passive to active after becoming aware of highly unusual governance and management practices at the company, practices which it believed to be both in conflict with well-established public company governance norms and contrary to the interests of the company's outside shareholders.

On May 6, 2016, Meridian delivered a letter to Cyanotech's board of directors which detailed specific concerns relating to the unusual activities of Michael Davis as a board member and a shareholder of the company.  When Cyanotech's board refused to discuss these issues with Meridian, Meridian filed suit in Federal court in order to address the necessary governance reforms.  Around the same time, Meridian began making filings on Schedule 13D to alert the company and its fellow shareholders to the findings of Meridian's continuing research.

A central item discovered in Meridian's research is the close long-term relationship between Michael Davis and the Rudolph Steiner Foundation ("RSF").  As discussed in Amendment No. 8, Meridian believes the Davis/RSF partnership is based upon their shared appreciation of the "spiritual" teachings of Rudolph Steiner, a German philosopher who died in 1925.  As communicated by RSF on its website and in its literature, central to the teaching of Rudolph Steiner is the belief that mankind threatens to outstrip the resources of our planet and that proper ecological stewardship requires an investment strategy that deemphasizes growth and economic profit.  For nearly a decade prior to their collaboration at Cyanotech, Davis and RSF have been partners in "Filigreen Farm", a property located in Mendocino California.  RSF owns the land, but Davis leases the property and, according to the tax filings of one of the entities he controls, has invested millions of dollars creating a biodynamic demonstration farm that in the future could be used to provide environmental education opportunities.

As discussed in Amendment No. 8, Meridian believes Davis intends Cyanotech to be another Rudolph Steiner-inspired ecology project, and this makes RSF the ideal partner for accumulating and holding a control position in the company.  In RSF, Davis has not only a partner with the highly-unusual characteristic of requiring no economic return, but also someone with whom he can expect loyalty due to Davis' significant ongoing financial support at Filigreen Farm.

In its most recent 13D filing, Amendment No. 11, Meridian reported its identification of the likely reason Davis felt it necessary to find a partner with whom to periodically "park" shares of Cyanotech that he acquired or wished to acquire in excess of a 20% ownership threshold.  Davis conducts much of his business through a network of not-for-profit entities that he controls.  These entities are subject to oversight from the Internal Revenue Service and the restrictions created by Section 4943 of the Internal Revenue Code.  Section 4943 reflects Federal tax policy that not-for-profit entities are not to be used to control business enterprises.  As such, Section 4943 establishes severe financial penalties whenever a not-for profit owns more than 20% of a business enterprise.  By splitting the Cyanotech shares he acquired (or that he caused to be acquired) between entities he controls directly and entities RSF controls, Davis managed to accumulate a combined 33% ownership stake with neither he nor RSF ever directly holding more than 20%.

Davis seems to believe that the penalties created by Section 4943 for one not-for-profit owning more than 20% of a business enterprise can be side-stepped via an ownership structure involving two not-for-profits owning a combined 33% position.  However, Meridian believes that Davis and his counsel may have failed to take into account the "group" ownership rules under the Securities Exchange Act of 1934.  Meridian believes this explains why Davis and RSF have steadfastly refused to acknowledge the existence of a "group", as such acknowledgment might trigger millions of dollars in penalties under Section 4943 of the Internal Revenue Code.

Again, Davis Should Not Be In Control of the Lawyers

One of the issues Meridian raised in its May 6, 2016 letter to Cyanotech's board of directors was the troubling matter of Davis causing the company to change its outside legal counsel from a Hawaii-based corporate law firm to a San Francisco-based law firm (Farella Braun) that describes itself as a litigation specialist, and which also has a large practice representing family foundations and not-for-profits.  When Davis pushed for the change to this new law firm, Cyanotech's management objected noting the conflict-of-interest that would exist because the firm already represented Davis personally.  Meridian understands that promises were made by both Davis and the law firm to end their personal relationship, but in its research, Meridian frequently sees Farella Braun listed as the "contact" on web pages that provide information on Davis' various not-for-profit entities and notes that Farella Braun is still named as agent within the Federal tax returns filed by those entities.

In its May 6, 2016 letter, Meridian challenged the company, asking to whom does external counsel report, is it to the company's CEO and CFO as would normally be the case, or does counsel report to Davis?  Meridian's belief that external counsel works at the behest of Davis increased upon learning that Cyanotech had terminated payments and other benefits promised under the severance agreement with the company's former CEO.  Cyanotech's action appears to have triggered quick legal action by the former CEO and a dispute resolution process that may result in Cyanotech paying not just what was owed under the severance agreement, but the attorneys' fees for both sides in the dispute.  While the risks and costs associated with this dispute might be in the interests of Davis and his litigation-oriented associates at Farella Braun, Meridian is doubtful that either management or the company's outside shareholders see any benefits accruing from a legal battle with the former CEO.

The continuing harm from the apparent delegation of legal decisions to Davis can be seen in the company's most recent 10-Q disclosure that Cyanotech's legal expenses for the first nine months of the fiscal year had increased by more than $1.3 million over the prior year.  This is a huge sum for a small company, and a spectacular amount considering that neither litigation has advanced beyond the initial pleading stage.  Cyanotech appears to have spent more than $1 million filing motions to dismiss Meridian's litigation, a strategy that Meridian believes suggests a very strong desire to avoid commencement of the legal discovery process.

Meridian Removing Cyanotech from Litigation Against Davis and RSF

Since delivery of its May 6 letter, Meridian has repeatedly been surprised by the lack of fiduciary responsibility taken by Davis' colleagues on Cyanotech's board of directors.  Again and again, they seem willing to look the other way with respect to obvious conflicts of interest.  Recognizing now that Davis is incented to spend heavily on litigation rather than admit that he has formed a "group" with RSF, and that Cyanotech's board is willing to permit the company to assume very significant costs resulting from such litigation, Meridian believes the interests of Cyanotech's shareholders are best served by removing the company from the litigation.

Further, Meridian believes much of the benefit shareholders are likely to receive from the company have already been obtained.  To date, the litigation has caused:

•	Cyanotech to conduct an investigation into Davis' activities
•	Cyanotech to deliver a summary report to shareholders on the findings of the investigation
•	Cyanotech to add disclosure to its corporate filings relating to Davis' unusual relationship with RSF
•	Davis to begin making his ownership reports on the correct form, Schedule 13D
•	Davis to be removed as a member of the company's audit committee

Of course, removing the company from the litigation does not mean that Davis will not try to have Cyanotech continue to bear the costs.  Davis may try to have the company indemnify him under the company's corporate indemnification policy.  However, Meridian believes any such indemnification would violate the terms of the company's indemnification policy and Nevada law, and expose the board to substantial liability.  This because the issue in dispute does not relate to Davis' role as a board member, but rather to his continuing failure as a shareholder to make proper ownership filings under the Securities Exchange Act of 1934.

Unfortunately, Cyanotech's board has repeatedly demonstrated its inability to make sound governance decisions.  Meridian believes this stems largely from the board's seeking advice from litigation-oriented legal counsel that was hand-selected by and that appears to remain loyal to Davis.  Examples of recent poor governance practices/decisions include:

•	Electing not to speak to Meridian following receipt of the May 6, 2016 letter
•	Requiring four months and the assistance of special outside counsel to conclude that Davis is ineligible to report his ownership on short-form Schedule 13G
•	Waiting eight months before reorganizing the company's audit committee to remove Davis, whose presence created risks for the company under Nasdaq rules
•	Renominating Davis to serve on the board while Davis was the subject of an ongoing internal investigation
•	Asking shareholders to vote on director nominations in August 2016 before the company disclosed the results of its investigation into Davis' actions
•
Failing to deliver more than a cursory summary of the findings of the investigation to shareholders and then informing Meridian that the investigation report concerning Cyanotech's governance practices is considered "attorney client privileged" and thus immune from discovery in any litigation

•	Allowing excessive litigation costs to be incurred, which the company disclosed in its most recent 10-Q, has reduced available cash and thereby negatively impacted the company's operations

Meridian does not understand why Cyanotech's other directors continue to shield and protect Davis at the expense of the company's other shareholders.  Hopefully an end to the company's involvement in the litigation will provide Cyanotech's board the opportunity to reconsider where their proper fiduciary duties lie.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.
No change.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director